EXHIBIT 99.1

Notice Regarding the Terms and Conditions Concerning the Issuance of Stock-Compensation-Type Stock Options (Stock Acquisition Rights)

TOKYO, July 10, 2014 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ", the "Company") (Nasdaq:IIJI) (TSE1:3774) hereby announces that it has determined the remaining terms and conditions concerning the issuance of stock-compensation-type stock options ("Stock Acquisition Rights"), resolved by the IIJ's Board of Directors on June 25, 2014, to be allotted to Directors (excluding Part-time and Outside Directors) and Executive Officers of IIJ, as follows.

  Total number of Stock Acquisition Rights
   128 rights

  Class and total number of shares underlying the Stock Acquisition Rights
   25,600 shares of the Company's common stock (the number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares)

  Amount to be paid in exchange for the Stock Acquisition Rights
  JPY422,600 per Stock Acquisition Rights (JPY2,113 per share of common stock)

  The Stock Acquisition Rights are allotted to Directors (excluding Part-time and Outside Directors) and Executive Officers of IIJ by offsetting their monetary remuneration claims against the Company and their obligations to pay for the allotment of the Stock Acquisition Rights.

  Person to be allotted the stock acquisition rights, number of person, and number of stock acquisition rights to be allotted:
Directors (excluding Part-time and Outside Directors) of IIJ	7 Directors	88 rights
Executive Officers of IIJ	10 Executive Officers	40 rights

About IIJ

Founded in 1992, Internet Initiative Japan Inc. is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, and cloud computing. Moreover, the company has built one of the largest Internet backbone networks in Japan that is connected to the United States and the United Kingdom. IIJ listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT: IIJ Investor Relations
         Tel: +81-3-5205-6500
         E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/ir